January 12, 2022

VIA EDGAR SUBMISSION

Mr. Brian Cascio
Accounting Branch Chief
Division of Corporation Finance
Office of Life Sciences
U.S. Securities & Exchange Commission
Washington, D.C. 20549

Re: Dentsply Sirona Inc.
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed March 1, 2021
File No. 000-16211
Dear Mr. Cascio:
Dentsply Sirona Inc. (“Company” or “we”) hereby sets forth the following information in response to the comments contained in the correspondence of the staff of the Securities and Exchange Commission (the “Staff”), dated December 13, 2021, relating to the Company’s Annual Report on Form 10-K (File No. 000-16211) for the fiscal year ended December 31, 2020 (the “Form 10-K”). We have set forth below the comments received from the Staff. Following each Staff comment is the Company’s response thereto.

Form 10-K for the Fiscal Year Ended December 31, 2020
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43
1.We note you attribute a decline in sales volume, in part, to certain countries in Asia and that there other references in your filing to China. We also note on page 87 that geographic information represents revenues for shipments made by operating businesses located in the country or territory identified, including export sales, and that this disclosure does not include any information related to Asia or China. Please describe to us and revise disclosure in future filings to include discussion and analysis in quantitative and qualitative terms related to your revenues that are attributable to China pursuant to Item 303 of Regulation S-K, or explain to us why additional disclosure is not required. In addition, please explain to us whether there are any material concentrations of revenues included in "other foreign" net sales in Note 5 to your financial statements and describe to us in further detail your methodology for attributing revenues from external customers to individual countries. Refer to ASC 280-10-50-41.
Response:
The Company acknowledges the Staff’s comment regarding our filing’s reference to China (page 70), and consideration of the requirement to provide additional discussion and analysis of revenues attributable to that country in accordance with Item 303 of Regulation S-K, should they be material. We note that revenues pertaining to China were 4.0%, 4.7% and 4.5%, of the Company’s net sales for fiscal 2020, 2019 and 2018, respectively. We respectfully advise the Staff that our disclosures which reference China (on page 70) and “certain countries in Asia” (on page 43, referring primarily to China) were intended to provide a narrative context for the sequence of the Company’s experience with COVID-19 during 2020, specifically the fact that business lockdowns occurred first in limited areas, which included the countries named, and then more broadly across the globe beginning in the second quarter. As the revenues pertaining to China were not material to the overall revenues of the Company as defined by Regulation S-K Item 303, additional quantitative and qualitative analysis and disclosures were not provided. We will continue to monitor the materiality of drivers of revenue from China and other individual countries and will provide such disclosures should they become quantitatively or qualitatively material.
With regards to the Staff’s comment on whether material concentrations of revenue exist within the category of “Other Foreign” net sales as disclosed in Note 5, the Company advises the Staff that, pursuant to ASC 280-10-50-41, we disclosed separate revenue information for those countries which had significant net sales, using a threshold of 10% or greater of the Company’s consolidated net sales. For the fiscal year 2020, the United States and Germany accounted for 33.2% and 13.1% of the Company’s net sales, respectively. There was no other country with net sales that equaled or exceeded the 10% threshold. The next three countries with largest concentration of the Company’s net sales were: Japan 5.8%, France 4.5%, and China 4.0%. Furthermore, there were no qualitative factors that warranted any additional disclosures for these or any other countries. If, in future fiscal years, the net sales of any additional foreign country were to become quantitatively or qualitatively material, we will provide the necessary disclosure as required by ASC 280-10-50-41.

We also acknowledge the Staff’s request to describe to you in further detail our methodology for attributing revenues for external customers to individual countries. The amounts of net sales disclosed in Note 5 (page 87) are the sales made to external customers in those respective countries based on their “ship-to” information, or, in other words, the destination of shipments. This information is derived from the same transaction-level details contained in our books-of-account which are used to produce the Company’s financial statements. Based on the Staff’s comments, we will revise our future filings to more clearly describe our aforementioned methodology for attributing net sales (revenues) to individual countries, in note 5, as follows:
Net Sales reported below represent revenues from external customers in those respective countries based on the destination of shipments.

Consolidated Financial Statements Revenue Recognition, page 75
2.Please revise future filings to include all of the disclosures required by ASC 606-10-50, as applicable. For example, provide the qualitative and quantitative disclosure about the significant judgments and changes in judgments, including inputs and assumptions, related to your accounting for returns, rebates and discounts, as set forth in ASC 606-10- 50-1(b), 50-17, and 50-20, a description of the payment terms under 50-12, and disaggregated revenue under 50-5.
Response:
We acknowledge the Staff’s comment and will revise future filings to include additional disclosures in accordance with ASC 606-10-50, as applicable, including further disaggregation of revenue beyond the information previously provided in footnotes 1 and 5 to the consolidated financial statements.
Please direct any questions or comments regarding this filing to the undersigned.
Yours truly,
/s/ Jorge Gomez
Jorge M. Gomez
Executive Vice President, Chief Financial Officer

cc:	Michael Fay, Division of Corporation Finance, U.S. Securities Exchange Commission